UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tandem Diabetes Care, Inc.

File No. 333-191601 - CF#30262

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Tandem Diabetes Care, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 7, 2013, as amended.

Based on representations by Tandem Diabetes Care, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.20   through July 10, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary